
Mail Stop 3561

April 7, 2011

Via U.S. Mail

Mr. Charles W. Moorman, Chief Executive Officer
Norfolk Southern Corporation
Three Commercial Place
Norfolk, Virginia 23510-2191

> **Re:** **Norfolk Southern Corporation**
> **Form 10-K for the year ended December 31, 2010**
> **Filed February 17, 2011**
> **File No. 001-08339**

Dear Mr. Moorman:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Annual Report on Form 10-K for the year ended December 31, 2010</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page K20</u>
<u>Railway Operating Revenues, page K21</u>

1. We note your disclosure on page 22 that two of your customers have filed rate reasonableness complaints at the STB alleging that the NS tariff rates for transportation of regulated movements are unreasonable and that you are disputing these allegations. You also disclose that although the cases have not progressed to a point where management can evaluate the likelihood of the outcome, unfavorable rulings could have a materially adverse effect on NS' financial position, results of operations or liquidity. In light of the fact that it appears a loss is reasonably possible as a result of the rulings on this case, please revise the notes to the financial statements in future filings to disclose the nature of this contingency and an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. See requirements in ASC 450-20-50.

<u>Financial Statements, page K38</u>
<u>Notes to Consolidated Financial Statements, page K46</u>
<u>12. Stock-Based Compensation, page K64</u>
<u>Stock Options, page K65</u>

2. We note from page K66 that when calculating the fair value of stock option awards, a dividend yield of zero was used for options granted that include dividend equivalent payments and dividend yields of 2.89%, 2.4%, and 2.29%, for 2010, 2009, and 2008, respectively, were used for LTIP options for periods where no dividend equivalent payments are made as well as for TSOP options which do not receive dividend equivalents. Please explain to us, and disclose in future filings, the terms of the dividend equivalent payments, such as whether the employee retains the dividend equivalent benefit if the options are forfeited. If the employee is not required to return the dividend equivalents received if they forfeit their awards, please tell us how you account for those dividend equivalents paid. See guidance in ASC 718-10-55-45.

<u>15. Earnings Per Share, page K70</u>

3. We note that the income available to common stockholders has been reduced in each year presented for the effect of dividend equivalent payments made to holders of stock options. We further note from page K64 that dividend equivalent payments are permitted on all share based payment instruments, including stock options, PSUs, and restricted stock. In this regard, please tell us whether your income available to common stockholders has been reduced for dividend equivalent payments related to <u>all</u> share based payment instruments and not just stock options. To the extent such amounts have been considered in income available to common stockholders, please revise your disclosure in future filings to so state. Also, as part of your response and revised disclosure, please

       clarify the type of share-based payment awards that have been granted dividend
       equivalent payments during the periods presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

                       Sincerely,

                       Linda Cvrkel
                       Branch Chief